United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	21

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A

Strengthening skills with the new slate of the Board of Directors AGM April, 30 2019

The slate composition follows the principle of continuity of the Board while gathers the necessary skills in the current moment • In the current environment, the renewal of the Board with new members and higher skills diversification strengthens the company • In addition to the existing financial expertise, the members broader experience brings contributions in: tion operations • It maintains continuity as it renews the Board, there is an orderly transition with a balance between maintenance and addition of new members • 7 members remain, 6 new members • Slate under Vale’s Shareholders Agreement, which remains in effect until November 2020 • Larger representation of minority shareholders with an increase to 3 independent members in the Board. 2 Mining / C-level experience Governance Sustainability 1 Higher skills diversifica 2 Continuity an 3 Increase of independent d renewal members

Slate constitution strengthens the Board of Directors in all of the following aspects 3 New members: 6 members Independent: 3 members Operations / Industrial: 4 members Strategy: 11 members Governance: 9 members Sustainability: 4 members

Mapping of the 5 main experiences and qualifications Finance / accounting a-Risk management a-Corporate governance a-Operations / industrial Candidate Strategy Comunnication a-Marcio Hamilton Ferreira - - a-Marcel Juviniano Barros - - - a-- - a-a- a-Jose Mauricio Pereira Coelho - - a-a- a-Marcelo Augusto Dutra Labuto - - - a-a- a-Toshiya Asahi - - - a-a- a-Oscar Camargo - - a-- a-a- a-Fernando Buso - - a-a- a-Eduardo Rodrigues - - - a-a- a-José Luciano Penido - - - a-a- a-Sandra Guerra - a-- a-- a-Isabella Saboya - - a-- a-Lucio Azevedo - a-- - a-- a-Clarissa Lins - - - 4

Mapping of the 5 main experiences and qualifications Candidate Sustainability Logistics People IT International Experience a-Marcio Hamilton Ferreira - a-- a-- - a-a- Marcel Juviniano Barros - a-Jose Mauricio Pereira Coelho - - - a-- a-Marcelo Augusto Dutra Labuto - - a-- a-Toshiya Asahi - - - a-a- Oscar Camargo - - - a-Fernando Buso - - a-- - a-Eduardo Rodrigues - - - a-a- José Luciano Penido - - - a-a- Sandra Guerra - - - Isabella Saboya - - a-- a-- - Lucio Azevedo - a-- - a-Clarissa Lins - - - 5

Individual Profiles Márcio Hamilton Ferreira Academic Background : Graduated in Business Administration Skills, Knowledge and Expertises: · Management of Corporate Bank, Private Bank, Capital Markets, Business Solutions and Foreign Trade. · Risk Management: operational, liquidity, market and credit. · Experience with asset management and funds distribution. Past Experiences: · Vice President of Internal Controls and Risk Management of Banco do Brasil, from Jan/2017 to Dec/2018 · CEO of BBDTVM, from Nov/2015 to Dec/2016 · Investment Director of Previ, from Jun/2014 to Nov/2015 · Credit Director of Banco do Brasil, from Jan/2012 to Jun/2014 · Finance Director of Banco do Brasil, from Aug/2009 to Jan/2012 Other Relevant Information: · Specialization–Basic Training for Senior Executives-Fundação Getúlio Vargas-FGV · IBGC Certified Board Member · Title of Certified Professional with Emphasis in Investments - ICSS · Executive Director of Febraban · Member of the Advisory board of Credit Guarantee Fund · Chairman of Board of Directors of BBDTVM · Chairman of Board of Directors of Brasillcap · Member of Board of Directors of Quod-Gestora de Crédito · Chairman of the Deliberative Council of Previ · Board Member of Neoenergia Current Experiences: · Vice President of Wholesale Business of Banco do Brasil, since January 2019 6

Individual Profiles Marcel Juviniano Barros Academic Background: Graduated in History from FESB - Bragança Paulista SP Skills, Knowledge and Expertises: Current Experience: · Security Director of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil since Jun/2012 · Member o·f the Board of Directors of Vale, since Nov/2012 Past Experiences: · Board Member - UN-PRI (Principles for Responsible Investments), from 2013 to 2017 - Experience with wage negotiation and people management. - International experience in the development and organization of Global Unions and as a member of the Board of PRI (Principles for Responsible Investiment) - C-level since 2012 in asset management of pension funds. Other Relevant Information: - Coordinator of Global Network of Unions - Global Union. - National Coordinator of Wage Negotiations of Banco do Brasil 7

Individual Profiles José Maurício Pereira Coelho Academic Background: Specialization in Governance (2004, FGV - RJ); MBA in Finance and Capital Markets (1999, FGV-RJ); Graduated in Accounting Sciences (1990, UNIGRANRIO) Skills, Knowledge and Expertises: · Experience and technical knowledge in Corporate Finance and Investor Relations, acting for 2 years as Vice-President of the departments of Banco do Brasil S.A.; · Experience with M&A, Governance and Strategic Planning, acquired over the years as Executive Manager in Security department, Capital Market and Finance Director of Banco do Brasil. · President of Previ, focused in improvement of the management and fostering of the practices at Previ Corporate Governance Code. · Extensive experience in Board of Directors and advisory committees in several public companies and other institutions. · Experience in Board of Directors in companies listed on the Novo Mercado of B3, acting on four companies listed in this segment. Current Experience: · President of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil (from Jul/2018 – current) · Member of the Board of Ultrapar (from Apr/2015 – current) · Chairman·of the Deliberative Board of Abrapp (from Sep/2018 – current) Past Experience: · CEO of BB Seguridade Participações S.A. (Jan/2017-Jul/2018) · Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. (Feb/2015-Jan/2017) · Finance Director of Banco do Brasil S.A. (2012-15) · Director of Capital Markets, Banco do Brasil S.A. (2009-12) · Executive Manager in the Security Department, Banco do Brasil S.A. (2007-09) Other Relevant Information: Experience in other companies: · Cielo S.A – Member of the Board of Directors; IRB Brasil RE - Board; BB Mapfre SH1 Participações S.A. – Board; Mapfre BB SH2 Participações S.A. – Board; CNSeg – Member of the Director Council; Fenaseg – Member of the Director Council; BB AG -BB Aktiengesellschaft Viena – Board; BB Securities LLC (Nova Iorque) – Board; BB Securities Ásia Pte. Ltda. (Singapura) – Board; BB Securities Limited (Londres) – Board; Cosern – Cia Energética do RN – Board; Celpe – Cia Energética de Pernambuco – Board; Coelba – Cia de Eletricidade da Bahia – Board. 8

Individual Profiles Marcelo Augusto Dutra Labuto Academic Background: Administration with specialization in Information Systems – 1994; MBA/Specialization in Marketing – 1998 Skills, Knowledge and Expertise: · Executive with 27 years of experience in the financial sector, being 10 years in leadership positions and great experience in the area of business, capital markets, governance, customers, products , digital transformation, finance, risk and security. · Ability to determine and achieve challenges through the development and motivation of work teams. Flexible and creative, with goals focused on internal and external clients. Articulator and negotiator, with excellent control in difficult situations. · Extensive experience in the development and conducting national and international partnerships. Current Experiences: · Vice-President of Retail Business – Banco do Brasil – 01/07/2019 Past Experiences: · President – Banco do Brasil – 2018 until 2019 · Vice-President of Retail Business – Banco do Brasil – 2017 to 2018 · Chief Executive Officer– BB Seguridade Participações S.A. – 2013 to 2017 Other Relevant Information: · Development of the Customer Relationship and Segmentation Model of Banco do Brasil. The implementation of this process made possible to improve efficiency ratios, inc·rease productivity, improve customer satisfaction and increase financial margin. · Modeling, structuring and implementation of the Corporate Governance Board of Bound Entities of Banco do Brasil. This movement made possible a better strategic alignment among the initiatives belonging to the Conglomerate, allowing definition of KPIs, synergies and increase of revenues. · Acquisition and integration of banks (Nossa Caixa, BESC, Banco Postal and Banco Votorantim). Leadership in various processes, with active participation in asset valuation and negotiation. · BB Seguridade: Spin-off of the Insurance Directorate of Banco do Brasil with subsequent incorporation of a company (BB Seguridade). Designated Chief Executive Officer of the operation in 2013. Structuring the financial, accounting, governance, risk, compliance, clients and audit areas, as well as improving commercial and product activities. During the period under management, the company net income increased from R $ 1.6 billion to R $ 4.1 billion. IPO in 2013 with a 100% appreciation in the period of 4 years (market cap of R$ 60bn). It received the award of highest IPO in the world in 2013, raising US$ 5.7 billion. Elected by Institutional Investor 2014, second best CEO LATAM 9

Individual Profiles Toshiya Asahi Academic Background: Metallurgy Skills, Knowledge and Expertise : · Trading and investment in iron ore, aluminum, copper, nickel, kaolin and petroleum coke Past Experiences: · Deputy General Manager, New Metal & Aluminum Div. – Mitsui & Co., Ltd. (April 2014 – July 2015) · Executive Assistant, Secretariat Div., Mitsui & Co., Ltd. (April 2012 – April · Current Experiences: · Executive Vice President - Mitsui & Co. (Brazil) S.A. (July 2015 - current) 2014) · General Manager, Metal & Mineral Resources Div., Mitsui & Co., Ltd. (March 2009 – March 2012) Other Relevant Information: · Board Member of Vale (since October 2017) · Board Member of Gaspetro (since October 2016) 10

Individual Profiles Oscar Camargo Academic Background: Law - University of São Paulo; Postgraduate in Marketing - Cambridge, England Skills, Knowledge and Expertise: · More than 40 years of experience in senior management positions (director and board) of mining companies in Brazil and Canada Past Experiences: · He worked for the Caemi Group from 1973 to 2003, during which he held various positions, including the Commercial Director of MBR (iron ore) and Icomi (manganese ore), President of Caemi International (trading), Presiden·t of Caemi (holding) and Chairman of MRS Logística and Quebec Cartier Mining Co., in Canada. Current Experiences: · Member of the Board of Directors of Vale (2003 – current) · Managing Partner of CWH Consultoria in Business Management 11

Individual Profiles Fernando Jorge Buso Gomes Academic Background: Graduated in Economics in 1979 Skills, Knowledge and Expertise: Areas of Professional Performance: · Planning of Complex Financial Strategies · Merge and Acquisition of Companies · Capital Markets · Relationship with Shareholders and Stakeholders · Training and Team Management · Acting on Boards of Directors · Business Strategy Past Experiences: Areas of Professional Performance: · He began his career in 1978 at Bank Chase Manhattan where he worked until October 1997 in various positions in Corporate Finance, Merchant Banking ·and Capital Markets, among others. · In August 1999, he took over the capital markets board of BBV Bank. · In July 2003 he was elected department director of Banco Bradesco S.A. · In 2007 he was elected director of Banco Bradesco BBI with responsibilities in the area of Investment Banking. · As of 2011, he started to manage the Private Equity Funds of Bradesco Group. · In April 2015 he assumed the position of member of the Board of Directors of Vale S.A. · In May 2015 he assumed the presidency of Bradespar S / A. · In January 2017 he assumed as Vice-Chairman of the Board of Directors of VALE. · In April 2018 he assumed the Vice-Presidency of the Board of Directors of Bradespar S.A. · Previously, he was appointed as Board Member of the following companies: CPFL Renovaveis, Sete Brasil, Br Towers, Grupo SMR, Brennad Cimentos. . Current Experiences: · CEO and Investor Relations Director at Bradespar S.A. (May 2015 – current) · Vice-Chairman of the Board of Directors of Vale S.A. (January 2017) · Vice-Chairman of the Board of Directors of Bradespar S.A. (April 2018) 12

Individual Profiles Eduardo de Oliveira Rodrigues Filho Academic Background: Civil Engineering in PUC-Rio; Specialization in Transportation Planning at University of Westminster Skills, Knowledge and Expertise: · 33 years of experience in mining in national and international experience in strategy, negotiation and logistics, mainly in the iron ore and nickel business Past Experiences: · Director – Rio Tinto Brasil (1995 – 2007) · Commercial Manager – MBR - Minerações Brasileiras Reunidas S.A. (1985 – 1995) Other Relevant Information: · Ability to manage conflicts, good expertise of finance, corporate governance, institutional relations and communication · Ability to communicate in English and Spanish Current Experiences: · Managing Partner of CWH Consultoria Empresarial (2008 – current) · Board Member of Valepar and alternate member of Vale’s Board of Directors with participation on the Financial Committee and Sustainability Committee 13

Individual Profiles José Luciano Duarte Penido Academic Background: Mining Engineer by the School of Engineering of the Federal University of Minas Gerais, 1970 Skills, Knowledge and Expertise: · 33 years of experience in mining and steel (iron ore and manganese), mineral exploration, mine operations and ore processing, engineering and implementation of industrial mining and pelletizing projects · 15 years of experience in the Planted Forests, Pulp and Paper Industry · Corporate Governance and Senior Management of companies from different sectors, acting as CEO and Chairman for the last 27 years. · Long professional history in Sustainability and ESG (Environment, Social and Governance), with a leading role in Brazil and internationally, in socio-environmental management of territories, relationships with stakeholders (communities and NGOs), mitigation and adaptation to climate change especially in relation to Forest and Agriculture Current Experiences: · Independent Member of the Board of Directors of COPERSUCAR (since 2013), Química Amparo Ypê (since 2013) and Algar SA (since 2016) Past Experiences: · Chairman of the Board of Directors of Fibria Celulose (from 2009 to 2018) · Member of the Board of Directors of Banco Santander Brasil (from 2017 to April 2019) · CEO of VCP – Votorantim Celulose e Papel (from 2004 to 2008) · CEO of Samarco Mineração (from 1992 to 2003) Other Relevant Information: · Former member of the Deliberative Council of Instituto Ethos · Former member of FDC’s Board of Trustees – Dom Cabral Foundation · Former member of Executive Committee of WBCSD World Business Council for Sustainable Development · Former President of the Deliberative Council of IBÁ – Indústria Brasileira de Árvores. · Member of the Strategic Group of Coaliza Brasil Clima Florestas e Agricultura. · Member of the do NGO Rede Cidadã Board of Trustees 14

Individual Profiles Sandra Guerra Academic background: Masters in Business Administration by FEA-USP (The School of Economics, Business and Accounting, University of São Paulo) Profile: · One of the forerunners of corporate governance in Brazil, she has served as a counselor and chairman of the boards of directors since 1995. Her experience involves boards of listed, closed, family-owned, state-controlled companies, as well as non-profit organizations in Brazil and abroad. With 24 years of experience in corporate governance, she was a member of the founding group of the Brazilian Institute of Corporate Governan·ce (IBGC - Instituto Brasileiro de Governança Corporativa), and was chairman of the board from 2012 to 2016. She was twice a director of the ICGN-International Corporate Governance Network. In the field of sustainability, she has served on the board of the IIRC - International Integrated Reporting Council, which is responsible for the Integrated Reporting Structure from 2012 to 2016, and has been a member of the board of the GRI - Global Reporting Initiative since 2017. She has acted as senior executive and C-level in several sectors, having started her career as a journalist, later migrating to communication and marketing, which led her to act as executive in several fields. Since her Masters in Business Administration from FEA-USP (2009), her research focus has been on the board of directors. She is certified as a Business Board Advisor by the IBGC and as Mediator by the CEDR - Center for Effective Dispute Resolution (UK). She is a Managing Partner of Better Governance, a corporate governance advisory firm focused in board of directors. In 2017, she published the book "The black box of governance. Boards of directors revealed by those who live inside them”, Best Business Publisher, now in its 2nd edition. 15

Individual Profiles Isabella Saboya, CFA Academic background: Graduated in Economics by PUC Rio Skills, Knowledge and Expertise: · Specialist in Corporate Governance and Capital Markets · Board Advisor certified by IBGC · CFA AIMR License 699509 · ANBID - CPA 20 · Registered with CVM as a Securities Advisor · Registered with CVM as Portfolio Manager Current Experiences: · Member of the Board of Directors of Vale (October 2017 - present) · Member of the Board of Directors of Wiz Soluções (former FPC PAR Corretora de Seguros SA), coordinator of the Related Parties Committee, member of the People Committee (October 2015 - present) · Member of the B3 State Governance Market Advisory Chamber (August 2017 - present) · Member of the Governance Self-Regulation Board Abrapp / Sindapp / ICSS (December 2016 - present) · Member of the IBGC Board and Coordinator of the Audit Committee - 2016/19 · Member of the IBGC Board - 2006 and associate since May 2004 · Member of the AMEC Working Group to develop and follow up the Stewardship Code (November 2015 - present) Past Experiences: · Member of the Board of Directors of Br Malls SA and Coordinator of the Audit Committee (May 2016 - March 2017) · Partner of the Jardim Botânico Investimentos (January 2009 - February 2015) · Partner of the Investidor Profissional (September 2001 - April 2009) · Member of the Board of Directors of Mills SA (January 2009 - May 2009) · Member of the Board of Directors of Casashow SA (2008 - 2009) Other Relevant Information: · Corporate Valuation – Prof. Aswath Damodaran da NYU – Stern; Corporate Law and Capital Markets - FGV-Rio Education Program; Audit Committee - IBGC; Future Vision: Ethics, Management and Corporate Governance of the Organization of Success in the 21st Century - Prof. Alexandre Di Miceli da Silveira; Leadership Training in Board of Directors: Workshop for Executives - IBGC. 16

Individual Profiles Lucio Azevedo Academic Background: High-school degree Skills, Knowledge and Expertise: · Technical experience in railways since 1985. Past Experiences: · Financial Director of the Railway Workers Union of the states of MA/PA/TO – STEFEM from 1997 to 2013 · Train driver / Vale / Dec-1985 to 2019 · Member of the Board as a representative of employees since May-2015 to 2019 Current Experiences: · Vale’s employee since 1985 · President of the Railway Workers Union of the states of MA/PA/TO – STEFEM (2012 – current) · Member of the Board as a representative of employees since May-2015 Other Relevant Information: · Policies and People management 17

Individual Profiles Clarissa Lins Academic Background: BSc and MSc in Economics – PUC Rio Profile: · Based in Rio de Janeiro, Brazil, Clarissa is the founding partner of Catavento, a consultancy on strategy and sustainability, established in August 2013. Catavento’s objective is to allow businesses to have a clear understanding of future trends, with a special focus on the future of energy, climate change and energy transition. It aims to influence corporate decision makers by identifying macro trends that represent risks and opportunities to the corporate strategy, assessing business conditions to deliver value in the long term, and articulating dialogue with relevant stakeholders. · Clarissa has been advising major Brazilian companies on corporate and sustainability strategy for more than 15 years. This experience has enabled her to engage with C-level executives and raise awareness of business leaders towards strategic sustainability issues. She is also a frequent speaker at Brazilian and international conferences on issues related to climate change and energy transition. · She serves on the Board of Directors of Petrobras since May 2018, chairs the HSE Committee and is member of the Strategy Committee. · She is also Executive Director at the Brazilian Petroleum Institute – IBP (as of April 2016). In this capacity, her role is to bring to the Brazilian energy debate issues such as energy transition and climate change. · Clarissa serves on the Board Committee of Sustainability of the Brazilian mining company Vale (as of May 2017). · She is fellow at the Energy and Infrastructure Center of the leading Brazilian think tank CEBRI (as of July 2017). Her principal objective there is to foster the debate about the Brazilian international competitiveness and the conditions to attract foreign capital both to the energy and infrastructure sectors. · Clarissa is a member of the Global Future Council on Advanced Energy Technologies at the World Economic Forum (as of Oct-2018). · She served on the External Review Committee - ERC of Royal Dutch Shell (RDS) from October 2012 to June 2015 and chaired the Committee for two years, adding her expertise of the Brazilian energy context. 18

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 27th, 2019		Director of Investor Relations

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